UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Toast! Supplements, Inc.

Legal status of issuer
Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 18, 2017

> *The Company was formed as a corporation with the Commonwealth of Massachusetts on November 18, 2017 and subsequently filed articles of incorporation with the State of Delaware on November 21, 2018. On November 26, 2018, the Massachusetts entity was merged into the Delaware entity.*

Physical address of issuer
11 Blackburnian Rd., Lincoln, MA 01773

Website of issuer
https://alwaystoast.com

Current Number of Employees
One

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$76,429.17	$71,239.10
Cash & Cash Equivalents	$8283.07	$51,909.24
Accounts Receivable	$648.00	$0.00
Short-term Debt	$273,712.26	$234,305.33
Long-term Debt	$0.00	$0.00
Revenues/Sales	$76,259.86	$81,342.33
Cost of Goods Sold	$28,315.50	$25,019.24
Taxes Paid	$1151.00	$0.00
Net Income	$-34,219.52	-$83,097.39

April 30, 2022

FORM C-AR

Toast! Supplements, Inc



This Form C-AR (including the cover page and all exhibits attached hereto (the "Form C-AR") is being furnished by Toast! Supplements, Inc, a Delaware corporation (the "Company", as well as any references to "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No Federal or State Securities Commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Copmany is filing this Form C-AR pursuant to Regulation CF which requires that it must file a report with the Commission annually and post the report on its website at www.alwaystoast.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202 (b) of Regulation CF (§ 227.202(b)) by 1: being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2: filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3: filing annual reports for three (3) years pursuant to Regulation CF and having assets equal or less than $10,00,000, 4: the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5: the liquidation or dissolution of the Company.

The date of this Form C-Ar is 4/30/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

__Forward Looking Statement Disclosure__

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Toast! Supplements, Inc (the "Company") is a Delaware Corporation, formed on November 21, 2018. The Company was initially formed as a corporation with the Commonwealth of Massachusetts on November 18, 2017 and subsequently filed articles of incorporation with the State of Delaware on November 21, 2018. On November 26, 2018, the Massachusetts entity was merged into the Delaware entity. The Company is currently also conducting business under the name Toast! and Always Toast.

The Company is located at 11 Blackburnian Rd., Lincoln, MA 01773. The Company's website is https://alwaystoast.com. The information available on or through our website is not part of this Form C-AR.

The Business

Toast! Supplements (Toast!) develops dietary supplements, led by its flagship product, the Before You Drink gummy, designed to restore key nutrients and support your liver*. Toast!'s initial product, the Before You Drink gummy, was developed through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group. The Before You Drink gummy is designed to restore key nutrients and support your liver*. Toast! has expanded its product line to include an immune support and melatonin-based gummy. We sell both direct-to-consumer (DTC) via online marketplaces and our branded domain, and we're working to expand our wholesale business-to-business (B2B).

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative

arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sean O'Neill who is Founder and President of the Company. The Company has or intends to enter into employment agreements with Sean O'Neill although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Sean O'Neill or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

As a distributor of functional supplements, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We rely on other companies to provide raw materials, packaging components, and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, packaging components, and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular raw materials, packaging components, or basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We depend on third party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Sean O'Neill in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Sean O'Neill die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject and/or may become subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic

or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal

proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government

BUSINESS

Description of the Business

Toast! develops dietary supplements, led by its flagship product, the Before You Drink gummy, designed to be consumed before a night of drinking. Toast!'s initial product, the Before You Drink gummy, was developed through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group. The Before You Drink gummy is designed to restore key nutrients and support your liver. Toast! has expanded its product line to include an immune support and melatonin-based gummy. We sell both direct-to-consumer (DTC) via online marketplaces and our branded domain, and we're working to expand our wholesale business-to-business (B2B).

Business Plan

Our flagship product, the Before You Drink (BYD) gummy, is a gummy bear supplement designed to help your body process alcohol, support liver health, and restore key nutrients. The BYD gummy is powered by our proprietary functional formula which we developed in cooperation with clinical researcher Dr. Joris Verster, founder of the Alcohol Hangover Research Group. Unlike existing pills, powders, and beverages, we believe our gummies offer an appealing and tasty format that is also shareable and portable, and we have partnered with an American candymaker to produce a candy quality gummy. Our packaging is designed for point of sale impulse purchases at convenience stores, gas stations, liquor stores, and other retailers, and we have partnered with AATAC to begin our expansion into those channels. Toast! sells worldwide where local regulations allow for sale of such products. We plan to conduct a publishable study of our BYD gummies to prove their efficacy versus a placebo, at a time when the Company has sufficient capital to fund such a study. Beyond our BYD gummies, we continue to research and develop new proprietary products designed to help with widespread functional health issues such as sleep, energy, and stress. We utilize clinically researched natural ingredients, innovative and appealing formats and packaging, and aim to distribute our products into channels untapped by existing competitors including hotels, resorts, bars, clubs, casinos, and more.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Before You Drink (BYD) Gummies	A proprietary functional supplement designed to help the body process alcohol, support liver health, and restore key nutrients. BYD gummies are Toast!'s flagship product.	BYD gummies are sold direct to consumers, as well as wholesale
Before You Sleep (BYS) Gummies	A private label melatonin gummy designed to support your quality of sleep so you can get a healthy rest.	BYS gummies are sold direct to consumer, as well as wholesale

To Immune Support (TIS) Gummies	A private label immune support gummy designed to help support a healthy immune system.	TIS gummies are sold direct to consumer, as well as wholesale

These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Before You Drink will not prevent intoxication nor enhance sobriety. Please celebrate and recover responsibly.

We are constantly upgrading our BYD gummies with improved flavor and efficacy, and we introduced an updated berry version Q4 2021. We also have launched worldwide shipping on our branded domain with the launch of our updated BYD gummies, as well as expanded to Amazon Australia and Amazon Singapore, and launched on the international marketplace ShopMayple.

As an omnichannel brand, we offer our products online in a variety of marketplaces as well as wholesale. We sell our products D2C through our branded domain (alwaystoast.com) as well as marketplaces including Amazon, Walmart, and Google. We sell our products online through wholesale marketplaces including Faire, Bulletin, MeetMable, and others. We sell to a number of retailers including Urban Outfitters, and recently began selling wholesale internationally, starting with Laos We are also a Recommended "New Products" vendor of the Asian American Trade Association Council (AATAC) whose members control over 80,000 locations under banners including 7/11, Circle K, AMPM, and more.

Competition

The Company's primary competitors are MoreLabs, Flyby, Blowfish, and LiquidIV.

We compete most directly with other supplements marketed to alcohol consumers, and we also compete indirectly with hydration drinks and powders. The marketplace among direct competitors is highly fragmented among a number of pill, powder, and beverage products. Indirect competitors include products owned by multinational corporations with significant financial resources and brand equity. As the only gummy product currently in our space, we compete on the consumer appeal of our format, as well as efficacy and packaging; in the broader supplements category we compete on the basis of these same factors, consumer appeal of our unique formats and packaging as well as functional efficacy.

Customer Base

Our customers include alcohol consumers aged 21 to 65+ across the United States and internationally, as well as generally health-conscious consumers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88765768	Consumer Packaged Goods	Toast!	July 15, 2019	April 8, 2020	USA

The active formulations behind the BYD gummy as well as our sleep product in development are maintained as trade secrets and are only divulged under NDA with necessary vendors.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Our planned expansion into international markets will comply with the applicable laws and regulations to which our products may be subject in those markets. Failure to comply with the laws and regulations of the United States and those of non-U.S. markets could subject us to administrative and legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Director and Officer

The sole director and officer of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean O'Neill

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and President, 11/18/2017 - Present; Oversee company operations including product development, sales, and partnerships

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Couchster, Founder and President, June 2011 - June 2018; Oversee day-to-day operations and growth opportunities

Educational background and qualifications

B.A. in Economics and graduated Summa Cum Laude, Phi Beta Kappa, with Departmental Honors from Tulane University; MBA and graduated Cum Laude with a focus on Entrepreneurial Studies from Babson College.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee located in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	5,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other material terms	N/A

Type of security	Convertible Notes
Amount authorized	N/A
Amount outstanding	$258,310.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	Interest is charged 3% per annum. The principal amount and all accrued interest shall become due and payable upon the demand by the note holder to the Company at any time following Maturity Date (December 31, 2022). Interest shall only be due and payable upon repayment of the Note. The Company shall not have the right to prepay the Note in whole or in part without the prior written consent of the Holder, and except as set forth below, the Note shall not become due until the Company has received the above referenced demand from the Holder. $70,000 of the Notes are convertible into shares of the Company's preferred stock at a discount of 10% to the offering price of the preferred stock in the Company's subsequent financing of at least $1,000,000. $160,000 of the Notes are automatically convertible into shares of the Company's preferred stock constituting 10% of the Company's outstanding shares of common stock on as converted and fully diluted basis in the Company's subsequent financing of at least $1,000,000. $28,310 of the Notes are convertible into shares of the Company's preferred stock at a price based on the lower of (A) a 20%

	discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5 million valuation cap, in connection with equity financing of at least $1 million

In addition to the Convertible Notes previously detailed, the Company has the following debt outstanding:

Creditor	Sean O'Neill
Amount outstanding	$13,887.26
Interest Rate	N/A
Maturity date	The loan will be repaid at a time chosen at the Company's discretion.
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	4	$230,000.00	General Corporate Purposes	December 31, 2018 – August 9, 2021	Section 4(a)(2)
Crowdfunding Convertible Note	1	$28,310.00	General Corporate Purposes	June 23, 2021-January 3, 2022	Regulation CF

Ownership

The Company is currently owned solely by Sean O'Neill.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Shares	Percentage Owned
Sean O'Neill	5,000,000	100.0%[1]

[1] Does not include the conversion of the $160,000 convertible note which convert into 10% of the Company's outstanding shares of common stock on an as-converted and fully diluted basis in the Company's subsequent financing of at least $1,000,000.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/21)

Total Income	Taxable Income	Total Tax
$76,260	-$34,219	$1,151

Operations

The Company completed its seed round of financing in January 2019, and additional financing was conducted in 2020 and 2021. We do not intend to raise capital again until we are ready to seek Series A financing. We are currently focusing on driving DTC growth on our branded domain as well as retail adoption and distribution; while we intend to drive growth as profitability as possible, we plan to test a variety of channels and tactics and anticipate that some or all will not prove profitable.

The Company intends to focus on driving DTC growth on our branded domain, top line revenue growth, as well as driving retail adoption and distribution. During that time, the Company will continue to drive towards increased margins through supply cost reductions as well as through increased scale and will test various marketing channels to determine its most profitable channels for increased reinvestment.

Liquidity and Capital Resources

In January 2022 the Company consummated an offering pursuant to Regulation CF for a total of $28,310.00. The Company may or may not require additional financing in excess of these proceeds and its revenue from ongoing operations in order to sustain continued growth in the future.

The Company continues to evaluate potential additional raises from prospective angels and other investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Sean O'Neill
Relationship to the Company	President
Total amount of money involved	$13,887.26
Benefits or compensation received by related person	The loan will be repaid at a time chosen at the Company's discretion.
Benefits or compensation received by Company	The Company received operating capital.
Description of the transaction	The Company's founder extended an interest-free loan to the Company.

Securities

Related Person/Entity	Lisa Arrowood and Phil O'Neill Jr
Relationship to the Company	Immediate Family Members
Total amount of money involved	$55,000.00
Benefits or compensation received by related person	Upon a financing event of at least $1,000,000 inclusive of the principal and interest of the Note, the principal plus all accrued interest will convert to the Offered Security by dividing (A) the then unpaid principal amount of the Note plus all accrued and unpaid interest thereon by (B) a conversion price equal to 90% of the price per Offered Security paid in cash in such a financing.
Benefits or compensation received by Company	The Company received operating capital.
Description of the transaction	Purchase of a Convertible Note.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary

EXHIBIT A

Financial Statements

Toast! Supplements, Inc.
Income Statement
(unaudited) For Years Ended
December 31, 2020/21

	2021	2020
Income		
Product Sales	79,704.91	85,890.63
Shipping Revenue	291.14	492.25
Discounts	(3,809.36)	(3,896.17)
Returns	(2,139.35)	(1,144.38)
Adjustments	2,212.52	
Total Income	76,259.86	81,342.33
Cost of Goods Sold	28,315.50	25,019.24
Gross Profit	47,944.36	56,323.09
Expenses		
Employee Education and Training	0	50.00
Consultants	7,532.09	(3,478.21)
Professional Services	10,012.98	14,204.60
Subscriptions	2,204.16	1,846.56
Travel and Entertainment	4,267.95	230.31
Website	3,517.35	3,385.98
Facilities	4,156.97	20,529.00
Marketing and Sales	10,308.61	16,015.58
Transaction Fees	6,192.56	6,444.95
Outbound Shipping	19,010.01	20,793.76
Research and Development	250.00	-
Other Operating Expenses	6,455.14	4,068.99
Total Expenses	73,907.82	84,091.52
Net Operating Income	(25,963.46)	(27,768.43)
Other Income/(Expenses)	(8,256.06)	(55,328.96)
Net Income	(34,219.52)	(83,097.39

Toast! Supplements, Inc.
Balance Sheet
(unaudited)
For Years Ended December 31,

	2021	2020
Assets		
Current Assets		
Cash and Cash Equivalents	8,283.07	51,909.24
Accounts Receivable	648.00	0.00
Inventory	66,058.85	15,798.148
Prepaid Expenses and Other Receivables	514.89	3,531.72
Total Current Assets	75,504.81	71,239.10
Fixed Assets	924.36	0.00
Total Assets	76,429.17	71,239.10
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	0.00	(11,847.86)
Related Party Loan	15,887.26	15,522.58
Accrued Expenses	0.00	-
Short-Term Debt	247,225.00	230,575.00
Other Current Liabilities	10,602.66	55.61
Total Current Liabilities	273,714.92	234,305.33
Total Liabilities	273,714.92	234,305.33
Equity		
Shareholders' Equity	46,100.00	46,100.00
Retained Earnings	(209,166.23)	(126,068.84))
	(34,219.52)	(83,097.39)
Net Income		
Total Equity	(197,285.75)	(163,066.23))
Total Liabilities and Equity	76,429.17	71,239.10

Toast! Supplements, Inc.
Statement of Cash Flow
(unaudited) For Years Ended
December 31,

	2021	2020
Operating Activities		
Net Income	(34,219.52)	(83,097.39)
Adjustments to Net Income		
Increase/(Decrease) in Accounts Receivable	(648.00)	
(Increase)/Decrease in Inventory	(50,260.71)	26,197.64
(Increase)/Decrease in Prepaid Expenses and Other Receivables	(3,016.83)	20,294.89
Increase/(Decrease) in Accounts Payable	11,847.86	(16,696.06)
Increase/(Decrease) in Accrued Expenses	0.00	(446.25)
Increase/(Decrease) in Shareholder Loan	364.68	14,900.78
Increase/(Decrease) in Other Current Liabilities	(52.95)	(21.05)
Cash from Operating Activities	(75,985.47)	(38,867.44)
Investing Activities	(924.36)	0.00
Cash from Investing Activities	(924.36)	-
Financing Activities		
Short-Term Debt	27,250.00	65,775.00
Common Stock	0.00	-
Cash from Financing Activities	27,250.00	65,775.00
Cash change during the period	(43,626.17)	26,907.56
Cash at the beginning of the period	51,909.24	25,001.68
Cash at the end of the period	8,283.07	51,909.24

Toast! Supplements, Inc.
Statement of Changes in Shareholders' Equity (unaudited)

	Common Stock	Retained Earnings	Total
Beginning of 2020	46,100.00	(126,068.84)	(79,968.84)
Net Income	-		(83,097.39)
End of 2020	46,100.00	(209,166.23)	(163,066.23)
Net Income	-		(34,219.52)
End of 2021	46,100.00	(243,385.75)	(197,285.75)

Toast Supplements Inc.

Notes to Financial Statements

For Fiscal Years ended December 31, 2020 and 2021 (Unaudited)

NOTE 1 – Nature of Operations

Toast Supplements Inc. was a MA corporation founded in 2018 that was subsequently acquired by a DE Corporation of the same name. The company's principal purpose is to manufacture and sell dietary supplements and related products. Since inception, the Company has relied on funding from its founder, an early stage VC (Mucker Labs), and independent angels. Historically the Company has produced negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next six months, the Company intends to fund its operations with funding from its crowdfunding campaign, the receipt of funds from revenue producing activities, if and when such can be realized, as well as working capital contributions from its founder and from revenue based financing lenders. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The unaudited financials do not necessarily contain all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The company's fiscal year is based on the regular calendar year.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general economic conditions in the United States. Factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, increased competition, or changes in consumer preferences. These adverse conditions could affect the Company's financial condition and the results of its operations. The company's industry is highly competitive, and the company cannot guarantee that it can compete effectively against the other businesses in its industry.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. In the future the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash consists of funds in the Company's checking account. At times, bank deposits may exceed federally insured limits. The Company has not experienced any losses on its cash and cash equivalents. At December 31, 2021 and 2020, the Company had cash and cash equivalents of $8,283.07 and $51,909 and respectively.

Revenue Recognition

The Company earns revenue by selling its products to consumers either via Direct To Consumer (DTC) online sales or wholesale to retailers and records revenue when the product has shipped to the final customer and payment has been received in the Company's checking account.

Fixed Assets

Fixed Assets over a certain dollar value are capitalized and depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of an asset. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Inventory

When applicable, the Company records inventory at the lower of the cost of producing the product or at the ascertainable market price. Adjustments are made periodically for obsolescence, shrinkage and loss. The company uses the first in, first out (FIFO) method of counting inventory.

Prepaid Expenses

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid for in advance. As of December 31, 2020 and December 31, 2021, these include prepaid affiliate fees, prepaid expenses for warehousing and prepaid rent.

Loans Payable

Periodically, the majority shareholder will incur expenses personally for the business and these items are recorded as a Loan Payable to the Shareholder.

Long Term Debt

As of December 31, 2021, the company had issued $230,000 in Convertible Notes. Interest is accrued pursuant to the terms of the Convertible Notes.

Equity

As of December 31, 2021, the company had issued $46,100 in Common Stock.

Cost of Goods Sold

For the years ending December 31, 2020 and 2021, cost of goods sold were recorded in the same accounting period as product sales revenue was recorded.

Advertising

The Company expenses any advertising costs as they are incurred.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period December 2020 and December 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has issued $13,887.26 of subordinated debt to the sole owner, Sean O'Neill. The indebtedness does not have a maturity date, interest rate, or repayment schedule and will be repaid at the Company's discretion.

The Company has issued $55,000 of convertible notes to Sean O'Neill's immediate family members. Please see the Form C for additional information regarding convertible note terms.